                                                                 FILE NO.
                                                                 070-06322

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003





                                    CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003
                                              July 2003                     August 2003                   September 2003
                                      ---------------------------  -----------------------------  -----------------------------
                                       Tons     Fee        Amount      Tons      Fee     Amount     Tons     Fee        Amount
                                       ----     ---        ------      ----      ---     ------     ----     ---        ------
                                             (per ton)     (000)               (per ton)  (000)            (per ton)     (000)

SERVICE TO AFFILIATES
      Rockport Plant . . . . . . .    683,366   $1.48      $1,011      641,442   $1.48    $  949    726,109   $1.48      $1,075
      Tanners Creek. . . . . . . .     55,664   $1.48          82       28,212   $1.48        42      8,470   $1.48          12
      SERVICE TO NON-AFFILIATES. .    303,329   $1.25         380      279,066   $1.25       349    141,166   $1.37         193
      -------------------------     ---------              ------      -------            ------    -------              ------

    TOTAL. . . . . . . . . . . . .  1,042,359              $1,473      948,720            $1,340    875,745              $1,280
                                    =========              ======      =======            ======    =======              ======

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003
                                                                    Three
                                                                    Months
                                  July      August     September    Ended
                                  2003       2003         2003     9/30/03
                                 ------     ------     ---------   -------
                                              (in thousands)
Labor. . . . . . . . . . . . . . $  405     $  452      $ 642      $1,499
Benefits . . . . . . . . . . . .    244        279        284         807
Operating Materials. . . . . . .    176        197        199         572
Maintenance. . . . . . . . . . .    237        130        156         523
Other Billed Services. . . . . .     54         37         78         169
Taxes Other Than Income Tax. . .     84         84         71         239
Rentals. . . . . . . . . . . . .    581        585        593       1,759
Depreciation . . . . . . . . . .      9          9          9          27
Normalization. . . . . . . . . .   (396)      (294)      (444)     (1,134)
Other. . . . . . . . . . . . . .    637        577        353       1,567
                                 ------     ------      -----      ------

          Total. . . . . . . . . $2,031     $2,056     $1,941      $6,028
                                 ======     ======     ======      ======


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in employee benefits.